UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

WCA Waste Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92926K103
(CUSIP Number)

February 28, 2011
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92926K103	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSON EWS Holdings LLC SS OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON 26-1636476
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,409,639
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,409,639
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,409,639	☐
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5%1
12	TYPE OF REPORTING PERSON CO

____________________________
1	As of the filing date hereof, based on 22,977,973 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of February 28, 2011.

CUSIP NO. 92926K103	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSON Waste Recyclers Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,409,639
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,409,639
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,409,639	☐
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5%2
12	TYPE OF REPORTING PERSON IA

____________________________
2	See footnote 1.

CUSIP NO. 92926K103	13G	Page 4 of 7 Pages

Item 1(a)	Name of Issuer: WCA Waste Corporation
Item 1(b)	Address of Issuer’s Principal Executive Offices:

One Riverway, Suite 1400
Houston, Texas 77056

Item 2(a)	Name of Person Filing
Item 2(b)	Address of Principal Business Office
Item 2(c)	Citizenship

EWS Holdings, LLC
200 Park Avenue, 7th Fl.
New York, NY 10116
Delaware

Waste Recyclers Holdings, LLC
200 Park Avenue, 7th Fl.
New York, NY 10116
Delaware

2(d)	Title of Class of Securities: Common Stock

2(e)	CUSIP Number: 92926K103

Item 3                     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

CUSIP NO. 92926K103	13G	Page 5 of 7 Pages

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4	Ownership:

(i)	EWS Holdings, LLC.

(a)	Amount beneficially owned: 2,409,639 shares

(b)	Percent of Class: Approximately 10.5%3

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,409,639

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 2,409,639

(iv)	shared power to dispose or to direct the disposition of: 0

(ii)	Waste Recyclers Holdings, LLC4

(a)           Amount beneficially owned:  2,409,639 shares

(b)           Percent of Class:  Approximately 10.5%5

(c)           Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,409,639

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 2,409,639

(iv)	shared power to dispose or to direct the disposition of: 0

____________________________
3	See footnote 1.

4
Waste Recyclers Holdings, LLC is the sole manager of EWS Holdings, LLC.  By virtue of its relationship to EWS Holdings, LLC, Waste Recyclers Holdings, LLC may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under Securities Exchange Act of 1934, as amended), the shares of Common Stock directly beneficially owned by EWS Holdings, LLC.

5	See footnote 1.

CUSIP NO. 92926K103	13G	Page 6 of 7 Pages

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 92926K103	13G	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 10, 2011	EWS Holdings, LLC

	By:	/s/ Justin Kaplan
Justin Kaplan

Dated as of March 10, 2011	Waste Recyclers Holdings, LLC

	By:	/s/ Justin Kaplan
Justin Kaplan